Exhibit 12-34
THE DETROIT EDISON COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended
	June 30, 2009	Twelve Months Ended December 31
		2008	2007	2006	2005	2004
(Millions of Dollars)
Earnings:
Pretax earnings	$258	$517	$466	$482	$426	$214
Fixed charges	172	324	319	299	280	294

Net earnings	430	$841	$785	$781	$706	$508

Fixed charges:
Interest expense	$163	$293	$294	$278	$267	$280
Adjustments	9	31	25	21	13	14

Fixed charges	$172	$324	$319	$299	$280	$294

Ratio of earnings to fixed charges	2.50	2.60	2.46	2.61	2.52	1.73